SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Parallel Petroleum Corporation

(Name of Subject Company (Issuer))

PLLL Holdings, LLC

PLLL Acquisition Co.

(Name of Filing Persons (Offeror))

Apollo Management VII, L.P.

(Name of Filing Persons (Other Person(s))

Common Stock, Par Value $0.01 Per Share

(Title of Class Securities)

699157103

(CUSIP Number of Class of Securities)

John J. Suydam

PLLL Holdings, LLC

c/o 9 West 57th Street

New York, New York 10019

(212) 515-3237

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mark Zvonkovic

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$131,767,832	$7,352.65

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 41,646,445 shares of common stock, par value $0.01 per share, at $3.15 per share. The transaction value also includes the aggregate offer price for 519,200 shares underlying outstanding options with an exercise price less than $3.15 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $3.15 minus such exercise price.
**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.00005580.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,352.65	Filing Party:	PLLL Holdings, LLC
Form or Registration No.:	Schedule TO	Date Filed:	September 24, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (this “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 24, 2009 (as amended and supplemented, the “Schedule TO,” and together with the Amendment, the “Statement”) by PLLL Acquisition Co., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of PLLL Holdings, LLC, a Delaware limited liability company (“Parent”), Parent and Apollo Management VII, L.P. (“Apollo Management”). The Schedule TO relates to the tender offer by the Purchaser for all of the outstanding common stock, par value $0.01 per share, of Parallel Petroleum Corporation, a Delaware corporation (the “Company”), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of October 5, 2000, as amended by the First Amendment to the Rights Agreement, dated as of September 14, 2009, between the Company and Computershare Trust Company, N.A., as rights agent (together with the shares of the Company’s common stock, the “Shares”), at a purchase price of $3.15 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated September 24, 2009 (the “Offer to Purchase”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitutes the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Purchase.

Item 4.	Terms of the Transaction.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
Item 6.	Purposes of the Transaction and Plans or Proposals.
Item 11.	Additional Information.

Item 4, Section (b) of Item 5, Section (c) of Item 6 and Section (a) of Item 11 of the Statement are hereby amended and supplemented as follows:

The following paragraph is inserted as the last paragraph of Section 11-”The Merger Agreement” of the Offer to Purchase:

“Amendment No. 1 to the Merger Agreement. On October 13, 2009, Parent, the Purchaser and the Company entered into Amendment No. 1 to the Merger Agreement (the “Amendment”). Pursuant to the Amendment, the parties thereto agreed to reduce the $5.5 million termination fee payable by the Company to Parent in the event of certain termination events under the Merger Agreement to $4.0 million plus the payment of all reasonable out-of-pocket documented fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers of Parent and its affiliates) incurred by Parent or the Purchaser on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and all other matters related to the Merger; provided, however, that in no event shall such expenses exceed $1.0 million in the aggregate. In addition, the parties to the Merger Agreement agreed to decrease the period in which the Company is required to pay the termination fee to Parent if, after the termination of the Merger Agreement, the Company consummates a merger, acquisition, recapitalization or similar transaction as described in the Merger Agreement. The period has been reduced from twelve months to nine months. The foregoing summary of the material terms of the Amendment is qualified in its entirety by reference to the Amendment, which is filed as Exhibit (d)(3) hereto and incorporated herein by reference.”

Item 11.	Additional Information.

Section (a) of Item 11 of the Statement is hereby amended and supplemented as follows:

The following paragraphs are inserted below the third paragraph under the heading “General” under Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“On October 1, 2009, Myron Bernstein, on behalf of himself and the public stockholders of the Company, filed a purported class action complaint in the Court of Chancery of the State of Delaware against the Company, Apollo Global Management, LLC and individual members of the Company’s board of directors. The complaint alleges, among other things, that the members of the Company’s board of directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. It also alleges that Apollo Global Management, LLC aided and abetted such breach of fiduciary duties. The complaint seeks to enjoin the consummation of the Offer and the Merger and to declare unenforceable or rescind the Merger Agreement, in addition to seeking other relief. Apollo Global Management, LLC believes that the plaintiff’s allegations are entirely without merit and intends to defend the complaint vigorously.

On October 2, 2009, Bobby Harris, on behalf of himself and the public stockholders of the Company, filed a purported class action complaint in the Court of Chancery of the State of Delaware against the Company, individual members of the Company’s board of directors, Parent, the Purchaser, Apollo Management and Apollo Global Management, LLC (together with Parent, the Purchaser and Apollo Management, “Apollo”). The complaint alleges, among other things, that the members of the Company’s board of directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. It also alleges that the Company and Apollo aided and abetted such breach of fiduciary duties. The complaint seeks to enjoin the consummation of the proposed transaction, to rescind the proposed transaction or to award rescissory damages, in addition to seeking other relief. Apollo believes that the plaintiff’s allegations are entirely without merit and intends to defend the complaint vigorously.

The purported shareholder class action lawsuits filed by Steven Hollinger, Myron Bernstein and Bobby Harris have been consolidated and assigned to Vice Chancellor Laster of the Delaware Chancery Court. The three Delaware complaints, the complaint filed by John Passerella and the complaint filed by Daniel Stratton (collectively, the “Complaints”) contain substantially the same allegations and seek substantially the same relief. While Apollo believes that these lawsuits are without merit and that they have defenses to all of the plaintiffs’ allegations, in an effort to minimize the cost and expense of litigation, on October 13, 2009, with respect to all of the foregoing lawsuits, the individual members of the Company’s board of directors together with Apollo (collectively, the “Defendant Parties”) entered into a Memorandum of Understanding, dated as of October 13, 2009 (the “MOU”), with the plaintiffs for a proposed settlement of all such actions.

The MOU provides, among other things, that: (i) the Defendant Parties will agree to reduce the $5.5 million termination fee payable by the Company to Parent under the Merger Agreement to $4.0 million plus $1.0 million allocated to the payment of expenses; (ii) the Defendant Parties will agree to decrease the period in which the Company is required to pay the termination fee to Parent if, after the termination of the Merger Agreement, the Company consummates a merger, acquisition, recapitalization or similar transaction as described in the Merger Agreement, from twelve months to nine months; (iii) the Company will file an amendment to the Schedule 14D-9 that provides enhanced disclosure in form and substance similar to the disclosure recommendations set forth in an attachment to the MOU; (iv) the plaintiffs will agree to dismiss all claims against Defendant Parties in the Complaints; (v) the Defendant Parties and the plaintiffs will agree upon and execute a stipulation of settlement (the “Stipulation”), which will replace the MOU, and will submit the Stipulation to the appropriate courts for review; (vi) the Stipulation will include a general release to the Defendant Parties and others of all claims; (vii) the Defendant Parties and the plaintiffs will negotiate in good faith regarding an agreed to fee in connection with the Complaints and the settlement thereof; (viii) the MOU and the Stipulation will be conditioned upon class certification and final approval by the appropriate court or courts; and (ix) neither the

MOU nor any of the terms of the Stipulation will be deemed to constitute an admission of the validity of any claim against the Defendant Parties, or the liability of any Defendant Party, and the MOU and the Stipulation may not be used in any proceeding for any purpose (other than to enforce the terms set forth therein). In addition, the MOU will provide that if for any reason the settlement outlined therein is not approved by the appropriate court or courts, is terminated or otherwise does not become effective then: (a) the attempted settlement will have been without prejudice, and none of its terms will be effective or enforceable; (b) the parties to the MOU will revert to their litigation positions immediately prior to the execution of the MOU; and (c) the facts and terms of the MOU will not be referred to or offered into evidence in any trial relating to the Complaints. The foregoing summary of the material terms of the MOU is qualified in its entirety by reference to the MOU, which is filed as Exhibit (a)(5)(F) hereto and incorporated herein by reference.”

Items 1 through 9 and 11

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows (new text is underlined and deleted text is stricken through):

(1) The second paragraph under Section 7—“Certain Information Concerning the Company” of the Offer to Purchase is amended and supplemented as follows:

“Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549. ~~450 Fifth Street, N.W., Room 1029, Washington, D.C. 20549, and at the SEC’s regional offices located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604 and 233 Broadway, New York, New York 10279.~~ Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549 ~~450 Fifth Street, N.W., Washington, D.C. 20549~~ at prescribed rates.”

(2) Section 8—“Certain Information Concerning Parent and the Purchaser” of the Offer to Purchase is amended and supplemented as follows:

“General. Parent is a Delaware limited liability company with its principal offices located at 9 West 57th Street, 41st floor, New York, New York 10019. The telephone number of Parent is (212) 515-3237. The Purchaser is a Delaware corporation with its principal offices located at 9 West 57th Street, 41st floor, New York, New York 10019. The telephone number of the Purchaser is (212) 515-3237. The Purchaser is a wholly owned subsidiary of Parent. Parent is a wholly owned subsidiary of an affiliate of Apollo Management. The Purchaser and Parent were formed for the purpose of completing the prepared Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of Parent and the Purchaser and certain other information are set forth in Schedule I hereto.

Except as described in this Offer to Purchase, (i) none of Parent, the Purchaser nor~~, to the best knowledge of Parent and the Purchaser,~~ any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, the Purchaser nor~~, to the best~~

~~knowledge of Parent and the Purchaser,~~ any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, the Purchaser nor~~, to the best knowledge of Parent and the Purchaser,~~ any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, the Purchaser nor~~, to the best knowledge of Parent and the Purchaser,~~ any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent or any of its subsidiaries or~~, to the best knowledge of Parent,~~ any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549. ~~450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC’s regional offices located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604 and 233 Broadway, New York, New York 10279.~~ Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Parent’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549 ~~450 Fifth Street, N.W., Washington, D.C. 20549~~ at prescribed rates.”

(3) The heading of Schedule I of the Offer to Purchase is amended and supplemented as follows:

“INFORMATION RELATING TO PARENT, THE PURCHASER AND CERTAIN RELATED PERSONS ~~DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER~~”

(4) Schedule I of the Offer to Purchase is amended and supplemented as follows:

“3. Apollo Management. Apollo Management is a Delaware limited partnership with its principal offices located at 9 West 57th Street, 41st floor, New York, New York 10019. The telephone number of Apollo Management is (212) 515-3237. Apollo Management is the manager of Apollo Investment Fund VII, L.P. and its parallel investment funds. The general partner of Apollo Management is AIF VII Management, LLC, a Delaware limited liability company with its principal offices located at 9 West 57th Street, 41st floor, New York, New York 10019. The telephone number of AIF VII Management, LLC is (212) 515-3237.”

(5) The first paragraph on page 10 of the Letter of Transmittal is amended and supplemented as follows:

“~~Circular 230 Notice~~

~~The tax discussion contained in this document is not given in the form of a covered opinion, within the meaning of Circular 230 issued by the U.S. Secretary of the Treasury. Thus, we are required to inform you that you cannot rely upon any advice contained in this document for the purpose of avoiding U.S. federal tax penalties. The tax discussion contained in this document was written to support the promotion or marketing of the transactions or matters described in this document. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.~~”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(5)(D)	Complaint captioned Bernstein v. Parallel Petroleum Corporation et al., filed October 1, 2009 in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(14) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Parallel Petroleum Corporation on October 13, 2009).

(a)(5)(E)	Complaint captioned Harris v. Parallel Petroleum Corporation et al., filed October 2, 2009 in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(15) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Parallel Petroleum Corporation on October 13, 2009).

(a)(5)(F)	Memorandum of Understanding, dated as of October 13, 2009, by and among the Company, individual members of the Company’s board of directors, Parent, the Purchaser, Apollo Management and Apollo Global Management, LLC (incorporated by reference to Exhibit (a)(16) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Parallel Petroleum Corporation on October 13, 2009).

(d)(3)	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 13, 2009, by and among Parent, the Purchaser and the Company (incorporated by reference to Exhibit (a)(13) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Parallel Petroleum Corporation on October 13, 2009).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 13, 2009

PLLL ACQUISITION CO.

By:	/S/ AARON STONE
Name:	Aaron Stone
Title:	Director and President

PLLL HOLDINGS, LLC

By:	/S/ AARON STONE
Name:	Aaron Stone
Title:	President

APOLLO MANAGEMENT VII, L.P. By: AIF VII Management, LLC, its general partner

By:	/S/ AARON STONE
Name:	Aaron Stone
Title:	Authorized Signatory